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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPORTS AUTHORITY, INC.
(Name of the Issuer)

THE SPORTS AUTHORITY, INC.
GREEN EQUITY INVESTORS IV, L.P.
GEI CAPITAL IV, LLC
SLAP SHOT HOLDINGS CORP.
SAS ACQUISITION CORP.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

84917U109
(CUSIP Number of Class of Securities)

JONATHAN A. SEIFFER Partner Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444	NESA E. HASSANEIN Executive Vice President, General Counsel and Secretary The Sports Authority, Inc. 1050 West Hampden Avenue Englewood, Colorado 80110 (303) 200-5050
Copy to:
JENNIFER BELLAH MAGUIRE, ESQ. MARK S. LAHIVE, ESQ. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 (213) 229-7000	RICHARD D. KATCHER, ESQ. TREVOR S. NORWITZ, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1934.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,043,240,551	$111,627
*
For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.01 per share, of The Sports Authority, Inc. ("Common Stock") that are proposed to be acquired in the merger and (ii) the merger consideration of $37.25 in cash per share of Common Stock, plus (y) $26,502,993 expected to be paid to holders of stock options with an exercise price of less than $37.25 per share granted by Sports Authority to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $31,851,879 expected to be paid to holders of restricted stock units and restricted stock rights in exchange for the cancellation of such units and rights ((x), (y) and (z) together, the "Total Consideration"). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $111,627
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: The Sports Authority, Inc.
Date Filed: February 15, 2006

Introduction

        This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) The Sports Authority, Inc., a Delaware corporation ("Sports Authority" or the "Company"), the issuer of common stock, par value $0.01 per share (the "Common Stock"), that is subject to the Rule 13e-3 transaction, (2) Green Equity Investors IV, L.P. a Delaware limited partnership ("GEI IV") and a private equity fund affiliated with Leonard Green & Partners, L.P., a Delaware limited partnership ("Leonard Green"), (3) GEI Capital IV, LLC, a Delaware limited liability company ("GEI Capital"), (4) Slap Shot Holdings Corp., a Delaware corporation and a wholly owned subsidiary of GEI IV ("Buyer"), and (5) SAS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer ("Merger Sub"). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 22, 2006, by and among Sports Authority, Buyer and Merger Sub.

        Concurrently with the filing of this Schedule 13E-3, Sports Authority is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

        All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

        The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person, or that any other Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.    Summary Term Sheet

Regulation M-A Item 1001

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

Item 2.    Subject Company Information

Regulation M-A Item 1002

        (a)   The information contained in the section of the Proxy Statement entitled "THE COMPANIES—The Sports Authority, Inc." is incorporated herein by reference.

        (b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "INTRODUCTION"

        "THE SPECIAL MEETING—Record Date and Voting"

        (c)-(d) The information contained in the section of the Proxy Statement entitled "MARKET PRICES AND DIVIDEND INFORMATION" is incorporated herein by reference.

        (e)   Not applicable.

        (f)    The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS—Relationship Between Sports Authority and Leonard Green" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

Regulation M-A Item 1003

        (a)   The information set forth in the Proxy Statement under the following captions and in paragraph (c) below are incorporated herein by reference:

        "THE COMPANIES"

        "SPECIAL FACTORS—Relationship Between Sports Authority and Leonard Green"

        (b)   The information contained in the section of the Proxy Statement entitled "THE COMPANIES" is incorporated herein by reference.

        (c)   The information contained in the section of the Proxy Statement set forth under the caption "THE COMPANIES" is incorporated herein by reference.

        Sports Authority Information:    Set forth below for each director and executive officer of Sports Authority is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. None of Sports Authority or, to the knowledge of Sports Authority, any of the Sports Authority directors or executive officers listed below has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Sports Authority or, to the knowledge of Sports Authority, any of the Sports Authority directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  Sports Authority's Executive Officers:

        John Douglas Morton is chairman of the board and chief executive officer of the Company and has held such positions since June 2004. From August 2003 until June 2004, Mr. Morton was vice chairman of the board and chief executive officer of the Company. From May 1995 to August 2003, Mr. Morton was our chairman of the board, chief executive officer and president. Mr. Morton joined us in 1986 as division manager of our Utah region. In 1988, he was promoted to division vice president of the Utah region, and, in 1990, he was promoted to vice president of operations. In 1994, Mr. Morton was promoted to executive vice president with responsibility for stores, distribution and marketing. Mr. Morton has worked for over 30 years in the sporting goods retail industry.

        David J. Campisi joined Sports Authority in November 2004 as its president of merchandising and in September 2005, he became president of the Company. Prior to joining Sports Authority, Mr. Campisi served as executive vice president-general merchandise manager of women's apparel, accessories, intimate and cosmetics for Kohl's Corporation from April to October 2004. Before joining Kohl's, Mr. Campisi held various senior level positions during his eight-year tenure with retailer Fred Meyer, Inc., a division of The Kroger Company, including senior vice president—director of apparel, home hardlines & softlines and senior vice president—general merchandise manager, apparel. Mr. Campisi has also served as vice president and divisional merchandise manager of women's sportswear for nine years with Meier & Frank, a division of May Department Stores and John A. Brown, a division of Dayton Hudson.

        Thomas T. Hendrickson became our non-director vice chairman and chief administrative officer in August 2003, in addition to the positions of chief financial officer and treasurer, which he has held since January 1998. Mr. Hendrickson previously served as the executive vice president and chief financial officer of Sportmart, which position he held since September 1996. He joined Sportmart in January 1993 as vice president—financial operations. In March 1993, he was named chief financial officer of Sportmart, and, in March 1995, was named senior vice president and chief financial officer of Sportmart. From 1987 until joining Sportmart, Mr. Hendrickson was employed as the vice president and controller of Millers Outpost Stores. Mr. Hendrickson is a certified public accountant and has over 25 years of business experience.

        Greg A. Waters became our chief operating officer in August 2003 in addition to his role as executive vice president—store operations, which he has held since June 2001. He joined us in April 1998 as senior vice president—store operations. Prior to joining us, Mr. Waters served as the western regional vice president for TSA Stores, Inc. since 1994, and as a district manager for TSA Stores, Inc. since 1991.

        Nesa E. Hassanein became our executive vice president in August 2003, in addition to her role as general counsel and secretary, which she has held since June 2000. Ms. Hassanein joined us in July 1998 as vice president and corporate counsel, and was named senior vice president and general counsel in June 2000. Prior to joining us, Ms. Hassanein served as senior vice president and general counsel for Atlas Air Inc. during 1997, as a partner with Morrison & Foerster, LLP from 1995 to 1997, as a shareholder with Brownstein Hyatt Farber & Strickland, PC from 1992 to 1995, and as an associate with Skadden, Arps, Slate, Meagher & Flom LLP from 1982 to 1991.

        Kerry M. Sims became our executive vice president human resources on April 16, 2005. Mr. Sims joined us in December 2002 as the director of recruiting and employment. He became the vice president-human resources in March 2003 and the senior vice president human resources in August 2003. Prior to joining The Sports Authority, Inc., from February 2001 to December 2002, he served as vice president-global talent acquisition for Sapient, Inc. a global business and technology consultancy and in 2000 he served as the executive director, global talent acquisition for AOL/Time Warner. Prior to 2000, Mr. Sims has served in various human resources and line management capacities with The Coca-Cola Company, Victoria's Secret Stores, and Circuit City Stores, Inc.

  Sports Authority's Directors (other than Mr. Morton and Mr. Sokoloff):

        Gordon D. Barker became one of our directors in April 1998. Mr. Barker was the chief executive officer and a director of Thrifty Payless Holdings, Inc., a subsidiary of RiteAid Corporation, from 1996 until its acquisition by RiteAid Corporation in 1997. He previously served in various capacities at Thrifty Payless since 1968, including as chief operating officer from 1994 to 1996 and as president from 1994 to 1997. Mr. Barker served as chief executive officer of Snyder Drug Stores/Drug Emporium, a privately held mid-western chain of approximately 240 corporate and affiliate drug stores, from October 1999 until September 2003, at which time Snyder Drug Stores filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Mr. Barker is also a director of United Natural Foods, a distributor of natural food products.

        Mary Elizabeth Burton became one of our directors in August 2003 at the time of the Sports Authority merger. Ms. Burton had been a director of Sports Authority since 1999. Since July 1992, Ms. Burton has also served as chairman and chief executive officer of BB Capital, Inc., a management services and advisory company, which she owns. From June 1998 until April 1999, Ms. Burton served as the chief executive officer of The Cosmetic Center, Inc., a specialty retailer of cosmetics and fragrances. From July 1991 to June 1992, Ms. Burton served as the chief executive officer of PIP Printing, Inc., a leading business printing franchise chain. In addition, Ms. Burton was the chief executive officer of Supercuts, Inc., from September 1987 until May 1991, as well as having served in various other senior executive level capacities in the retailing industry. Ms. Burton currently also serves as a director of Staples, Inc., Zale Corporation, Aeropostale, Inc. and Rent-A-Center, Inc.

        Cynthia R. Cohen became one of our directors in August 2003 at the time of the Sports Authority merger. Ms. Cohen had been a director of Sports Authority since 1998. Ms. Cohen founded Strategic Mindshare in 1990, a strategic management consulting firm serving retailers and consumer product manufacturers and is its president. Prior to that, Ms. Cohen was a partner in management consulting with Deloitte & Touche LLP. Ms. Cohen is a director of bebe, a specialty apparel retailer, and Hot Topic, a teen apparel retailer. Ms. Cohen also serves on the executive advisory board for the Center for Retailing Education and Research at the University of Florida.

        Peter R. Formanek became one of our directors in April 1998. Mr. Formanek was co-founder of AutoZone Inc., a retailer of aftermarket automotive parts, and served as president and chief operating officer of AutoZone, Inc. from 1986 until his retirement in 1994. He currently is a director of The Perrigo Company, a manufacturer of store brand over-the-counter drug products and vitamins.

        Martin E. Hanaka currently serves as chairman of the board emeritus and has served in such position since June 2004. Mr. Hanaka was our chairman following the Sports Authority merger in August 2003. Mr. Hanaka joined Sports Authority in February 1998 as its vice chairman and served as its chief executive officer from September 1998 to August 2003. He served as Sports Authority's chairman from November 1999 to June 2004. From 1994 until October 1997, Mr. Hanaka served as president and chief operating officer and a director of Staples, Inc., an office supply retailer. Mr. Hanaka's extensive retail career includes serving as executive vice president of marketing and as president and chief operating officer of Lechmere, Inc. from 1992 to 1994, and serving in various capacities during his 20-year career at Sears Roebuck & Co., most recently as vice president in charge of Sears Brand Central. Mr. Hanaka also serves as a director of Trans-World Entertainment, a movie and video retail chain operating under several brands, as a director of Brightstar Corp., a leading wholesale distributor of wireless communication equipment, as a national governor of the Boys & Girls Clubs of America, and as a member of the Cornell University Entrepreneurship and Personal Enterprise Council.

        Richard L. Markee became one of our directors in June 2005. Mr. Markee is currently the Vice Chairman of Toys "R" Us, Inc. and President of Babies "R" Us. From May 2003 to August 2004, he was the President of Toys "R" Us U.S., a worldwide specialty retailer of toys, baby products and children's apparel. Previously, from January 2002 to May 2003, he was Executive Vice President of Toys "R" Us, Inc. and President of Specialty Businesses and International Operations of Toys "R" Us U.S. From October 1999 to January 2002, he served as Executive Vice President, President of Babies "R" Us and Chairman of Kids "R" Us. From prior to 1999 to October 1999, he served as Executive Vice President, President of the Babies "R" Us Division and President of the Kids "R" Us Division. He has been with Toys "R" Us, Inc. in various capacities since 1990.

        Kevin M. McGovern became one of our directors in August 2003 at the time of the Sports Authority merger. Mr. McGovern had been a director of Sports Authority since 2000. Mr. McGovern is currently the chairman and chief executive officer of McGovern Capital LLC, which structures, funds and implements capital formation, joint ventures and business alliances. He is the principal in the law firm of McGovern & Associates. Mr. McGovern also serves as the chairman of Greenwich Alliances, which specializes in the formation and negotiation of strategic alliances. He is also a Trustee of Cornell University.

        GEI IV Entities Information:    Set forth below for each member of GEI Capital, the general partner of GEI IV and each officer and director of Buyer and Merger Sub is his or her respective present principal occupation or employment, the name of the organization in which such occupation or employment is conducted and the 5-year employment history of each such person. During the past five years, none of Buyer, Merger Sub, GEI IV, GEI Capital, Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, Todd M. Purdy and Usama N. Cortas has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of Buyer, Merger Sub, GEI IV, GEI Capital and Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer, Flynn, Purdy and Cortas has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer, Flynn, and Cortas are citizens of the United States. Mr. Purdy is a citizen of Canada.

        Jonathan D. Sokoloff became a director of the Company in April 1993. Mr. Sokoloff has been a partner of Leonard Green since 1990, and was employed at Drexel Burnham Lambert Incorporated from 1985 through 1990, most recently as a managing director. He has been an executive officer and equity owner of Leonard Green since its formation in 1994, and is also a director of Rite Aid Corporation, Diamond Triumph Auto Glass, Inc., Dollar Financial Group, Inc., and several private companies. Mr. Sokoloff has been a manager and member of GEI Capital, the general partner of GEI IV and has also served as a director of both Buyer and Merger Sub since their respective formations.

        John G. Danhakl has been a partner of Leonard Green since 1995. Prior to joining Leonard Green, Mr. Danhakl was a Managing Director in the Los Angeles office of Donaldson, Lufkin & Jenrette. Mr. Danhakl has been a manager and member of GEI Capital, the general partner of GEI IV, since its formation.

        Peter J. Nolan has been a partner of Leonard Green since 1997. Before joining Leonard Green, Mr. Nolan was a Managing Director and Co-Head of Donaldson, Lufkin & Jenrette's Los Angeles Investment Banking Division. Mr. Nolan has been a manager and member of GEI Capital, the general partner of GEI IV, since its formation.

        Jonathan A. Seiffer has been a partner of Leonard Green since January 1999. Mr. Seiffer was a vice president at Leonard Green from 1997-1999 and an associate at Leonard Green from 1994-1997. Mr. Seiffer is currently a member and senior vice president of GEI Capital, the general partner of GEI IV. Mr. Seiffer has served as a director and the president of both Buyer and Merger Sub since their formation. Mr. Seiffer also served as a director of Gart Sports Company from 1998 until the 2003 merger of Gart Sports Company and The Sports Authority, Inc.

        John M. Baumer has been a partner of Leonard Green since January 2001. Mr. Baumer was a vice president at Leonard Green from May 1999-January 2001. Mr. Baumer is currently a member and senior vice president of GEI Capital, the general partner of GEI IV. Before joining Leonard Green, Mr. Baumer was first an associate and then a vice president in the corporate finance division of Donaldson, Lufkin & Jenrette in Los Angeles.

        Timothy J. Flynn has been a partner of Leonard Green since January 2005. Mr. Flynn joined Leonard Green as a vice president in 2003. Mr. Flynn is currently a member and senior vice president of GEI Capital, the general partner of GEI IV. Before joining Leonard Green, Mr. Flynn was a Director in the Investment Banking Department of Credit Suisse First Boston in Los Angeles.

        Todd M. Purdy has been a Vice President at Leonard Green since 2002. Mr. Purdy joined Leonard Green as an associate in 2000. Before joining Leonard Green, Mr. Purdy worked at Donaldson, Lufkin & Jenrette in Los Angeles and London. Mr. Purdy has served as the Executive Vice President and Chief Financial Officer of both Buyer and Merger Sub since their formation.

        Usama N. Cortas has been an associate at Leonard Green since 2003. Before joining Leonard Green, Mr. Cortas worked in the Mergers and Acquisitions and Retail/Consumer Products Groups in the Investment Banking Division of Morgan Stanley. Mr. Cortas has served as the Vice President and Secretary of both Buyer and Merger Sub since their formation.

Item 4.    Terms of the Transaction

Regulation M-A Item 1004

        (a)(1) Not applicable.

        (a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Position of Leonard Green Regarding the Fairness of the Merger"

        "THE SPECIAL MEETING—Record Date and Voting"

        "SPECIAL FACTORS—Certain Effects of the Merger"

        "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger"

        (c)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Certain Effects of the Merger"

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        (d)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "APPRAISAL RIGHTS"

        ANNEX C—Section 262 of the Delaware General Corporation Law

        (e)   The information set forth in the Proxy Statement under "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

        (f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

        (a)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        "SPECIAL FACTORS—Relationship Between Sports Authority and Leonard Green"

        (b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        "THE MERGER AGREEMENT"

  ANNEX A—Agreement and Plan of Merger by and among The Sports Authority, Inc., Slap Shot Holdings Corp. and SAS Acquisition Corp.

        (c)   The information set forth in the Proxy Statement under "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.

        (e)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        "THE MERGER AGREEMENT"

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Certain Effects of the Merger"

        "THE MERGER AGREEMENT—Consideration to be Received by Company Stockholders in the Merger"

        (c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Certain Effects of the Merger"

        "SPECIAL FACTORS—Plans for Sports Authority After the Merger"

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        "THE MERGER AGREEMENT"

  ANNEX A—Agreement and Plan of Merger by and among The Sports Authority, Inc., Slap Shot Holdings Corp. and SAS Acquisition Corp.

Item 7.    Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

        (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Position of Leonard Green Regarding the Fairness of the Merger"

        "SPECIAL FACTORS—Opinion of Sports Authority's Financial Advisor"

        "SPECIAL FACTORS—Certain Effects of the Merger"

        "SPECIAL FACTORS—Conduct of Company Business if the Merger is Not Completed"

        "SPECIAL FACTORS—Plans for Sports Authority After the Merger"

        (d)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Certain Effects of the Merger"

        "SPECIAL FACTORS—Conduct of Company Business if the Merger is Not Completed"

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger"

        "SPECIAL FACTORS—Fees and Expenses"

        "APPRAISAL RIGHTS"

        ANNEX C—Section 262 of the Delaware General Corporation Law

Item 8.    Fairness of the Transaction

Regulation M-A Item 1014

        (a),(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Position of Leonard Green Regarding the Fairness of the Merger"

        "SPECIAL FACTORS—Opinion of Sports Authority's Financial Advisor"

        ANNEX B—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

        (c)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "THE SPECIAL MEETING—Record Date and Voting"

        "THE MERGER AGREEMENT—Conditions to the Completion of the Merger"

        (d)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Opinion of Sports Authority's Financial Advisor"

        ANNEX B—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

        (e)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        (f)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Background of the Merger"

Item 9.    Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

        (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Opinion of Sports Authority's Financial Advisor"

        ANNEX B—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 10.    Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

        (a),(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds"

        "SPECIAL FACTORS—Guaranty of Buyer's and Merger Sub's Performance by GEI IV"

        "THE MERGER AGREEMENT—Actions to be Taken to Complete the Merger"

        (c)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SPECIAL FACTORS—Conduct of Company Business if the Merger is Not Completed"

        "SPECIAL FACTORS—Fees and Expenses"

        "THE MERGER AGREEMENT—Termination of Merger Agreement"

        "THE MERGER AGREEMENT—Reimbursement of Fees and Expenses; Termination Fee"

        (d)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds"

Item 11.    Interest in Securities of the Subject Company

Regulation M-A Item 1008

        (a)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        "SPECIAL FACTORS—Relationship Between Sports Authority and Leonard Green"

  "COMMON STOCK OWNERSHIP OF MANAGEMENT, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS"

        (b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

        "SPECIAL FACTORS—Relationship Between Sports Authority and Leonard Green"

        "SPECIAL FACTOR—Background of the Merger"

        "THE MERGER AGREEMENT"

  ANNEX A—Agreement and Plan of Merger by and among The Sports Authority, Inc., Slap Shot Holdings Corp. and SAS Acquisition Corp.

Item 12.    The Solicitation or Recommendation

Regulation M-A Item 1012

        (d)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "THE SPECIAL MEETING—Stock Ownership of Certain Persons"

        (e)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

  "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

  "SPECIAL FACTORS—Position of Leonard Green Regarding the Fairness of the Merger"

Item 13.    Financial Statements

Regulation M-A Item 1010

        (a)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY FINANCIAL INFORMATION"

        "WHERE YOU CAN FIND MORE INFORMATION"

        (b)   Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

        (a)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "THE SPECIAL MEETING—Proxy Solicitation"

        "SPECIAL FACTORS—Background of the Merger"

  "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Fees and Expenses"

        (b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        "SUMMARY TERM SHEET"

        "QUESTIONS AND ANSWERS ABOUT THE MERGER"

        "THE SPECIAL MEETING—Proxy Solicitation"

        "SPECIAL FACTORS—Background of the Merger"

        "SPECIAL FACTORS—Fairness of the Merger; Recommendation of Sports Authority's Board of Directors"

        "SPECIAL FACTORS—Interests of Officers and Directors in the Merger"

Item 15.    Additional Information

Regulation M-A Item 1011

        (b)   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.    Exhibits

Regulation M-A Item 1016

        (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 15, 2006.

        (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

        (a)(3) Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Nicholas Karant v. John Douglas Morton, et al., filed January 23, 2006.

        (a)(4) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Diane Gruberger v. The Sports Authority, Inc., et al., filed January 23, 2006.

        (a)(5) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Amand Partners, on behalf of itself and on all others similarly situated v. The Sports Authority, Inc., et al., filed January 23, 2006.

        (a)(6) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Larry Ellington v. The Sports Authority, Inc., et al., filed January 25, 2006.

        (b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Slap Shot Holdings Corp. and the Board of Directors of The Sports Authority Inc., dated as of January 22, 2006.

        (b)(2) Commitment Letter from Banc of America Securities LLC and Bank of America, N.A. to Slap Shot Holdings Corp., dated as of January 22, 2006.

        (b)(3) Commitment Letter from TCW/Crescent Mezzanine, LLC to Leonard Green & Partners, L.P., dated as of January 22, 2006.

        (c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, attached as Annex B to the Proxy Statement.

        (c)(2) Financial analysis presentation materials, dated January 22, 2006, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of The Sports Authority, Inc.

        (d)(1) Agreement and Plan of Merger, dated as of January 22, 2006, by and among The Sports Authority, Inc., Slap Shot Holdings Corp., and SAS Acquisition Corp., attached as Annex A to the Proxy Statement.

        (d)(2) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Nesa E. Hassanein, dated as of January 22, 2006.

        (d)(3) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and John Douglas Morton, dated as of January 22, 2006.

        (d)(4) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.

        (d)(5) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and David J. Campisi, dated as of January 22, 2006.

        (d)(6) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Gregory A. Waters, dated as of January 22, 2006.

        (d)(7) Employment Agreement Amendment by and between SAS Acquisition Corp. and John Douglas Morton, dated as of January 22, 2006.

        (d)(8) Employment Agreement Amendment by and between SAS Acquisition Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.

        (d)(9) Employment Agreement Amendment by and between SAS Acquisition Corp. and David J. Campisi, dated as of January 22, 2006.

        (d)(10) Employment Agreement Amendment by and between SAS Acquisition Corp. and Gregory A. Waters, dated as of January 22, 2006.

        (d)(11) Employment Agreement Amendment by and between SAS Acquisition Corp. and Nesa E. Hassanein, dated as of January 22, 2006.

        (d)(12) Stockholders Agreement, dated as of January 22, 2006, by and among Slap Shot Holdings, Corp., Green Equity Investors IV, L.P. and Certain Stockholders.

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

        (g)   None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 15, 2006	THE SPORTS AUTHORITY, INC.
	By	/s/ JOHN DOUGLAS MORTON
Name: John Douglas Morton
Title: Chairman of the Board and Chief Executive Officer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 15, 2006	GEI CAPITAL IV, LLC
	By:	/s/ JONATHAN A. SEIFFER
Name: Jonathan A. Seiffer
Title: Senior Vice President

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 15, 2006	GREEN EQUITY INVESTORS IV, L.P.
	By:	GEI Capital IV, LLC, its General Partner
	By:	/s/ JONATHAN A. SEIFFER
Name: Jonathan A. Seiffer
Title: Senior Vice President

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 15, 2006	SLAP SHOT HOLDINGS CORP.
	By	/s/ JONATHAN A. SEIFFER
Name: Jonathan A. Seiffer
Title: President

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 15, 2006	SAS ACQUISITION CORP.
	By	/s/ JONATHAN A. SEIFFER
Name: Jonathan A. Seiffer
Title: President

EXHIBIT INDEX

        (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 15, 2006.

        (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

        (a)(3) Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Nicholas Karant v. John Douglas Morton, et al., filed January 23, 2006.

        (a)(4) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Diane Gruberger v. The Sports Authority, Inc., et al., filed January 23, 2006.

        (a)(5) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Amand Partners, on behalf of itself and on all others similarly situated v. The Sports Authority, Inc., et al., filed January 23, 2006.

        (a)(6) Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Larry Ellington v. The Sports Authority, Inc., et al., filed January 25, 2006.

        (b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Slap Shot Holdings Corp. and the Board of Directors of The Sports Authority Inc., dated as of January 22, 2006.

        (b)(2) Commitment Letter from Banc of America Securities LLC and Bank of America, N.A. to Slap Shot Holdings Corp., dated as of January 22, 2006.

        (b)(3) Commitment Letter from TCW/Crescent Mezzanine, LLC to Leonard Green & Partners, L.P., dated as of January 22, 2006.

        (c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, attached as Annex B to the Proxy Statement.

        (c)(2) Financial analysis presentation materials, dated January 22, 2006, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of The Board of Directors of The Sports Authority, Inc.

        (d)(1) Agreement and Plan of Merger, dated as of January 22, 2006, by and among The Sports Authority, Inc., Slap Shot Holdings Corp., and SAS Acquisition Corp., attached as Annex A to the Proxy Statement.

        (d)(2) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Nesa E. Hassanein, dated as of January 22, 2006.

        (d)(3) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and John Douglas Morton, dated as of January 22, 2006.

        (d)(4) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.

        (d)(5) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and David J. Campisi, dated as of January 22, 2006.

        (d)(6) Option Assumption, Contribution and Subscription Agreement, by and between Slap Shot Holdings Corp. and Gregory A. Waters, dated as of January 22, 2006.

        (d)(7) Employment Agreement Amendment by and between SAS Acquisition Corp. and John Douglas Morton, dated as of January 22, 2006.

        (d)(8) Employment Agreement Amendment by and between SAS Acquisition Corp. and Thomas T. Hendrickson, dated as of January 22, 2006.

        (d)(9) Employment Agreement Amendment by and between SAS Acquisition Corp. and David J. Campisi, dated as of January 22, 2006.

        (d)(10) Employment Agreement Amendment by and between SAS Acquisition Corp. and Gregory A. Waters, dated as of January 22, 2006.

        (d)(11) Employment Agreement Amendment by and between SAS Acquisition Corp. and Nesa E. Hassanein, dated as of January 22, 2006.

        (d)(12) Stockholders Agreement, dated as of January 22, 2006, by and among Slap Shot Holdings, Corp., Green Equity Investors IV, L.P. and Certain Stockholders.

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

        (g)   None.

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